Filed by Comerica Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Sterling Bancshares, Inc.

(Commission File No. 1-34768)

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•                  Revised transcript of Comerica Incorporated’s (“Comerica”) presentation at the RBC Capital Markets’ Financial Institutions Conference on Friday, May 6, 2011.*

Any statements in this presentation that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “believes,” “feels,” “expects,” “estimates,” “seeks,” “strives,” “plans,” “intends,” “outlook,” “forecast,” “position,” “target,” “mission,” “assume,” “achievable,” “potential,” “strategy,” “goal,” “aspiration,” “opportunity,” “initiative,” “outcome,” “continue,” “remain,” “maintain,” “trend,” “objective,” “pending,” “looks forward” and variations of such words and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may” or similar expressions, as they relate to Comerica, Sterling Bancshares, Inc. (“Sterling”), the proposed transaction with Sterling or the combined company following the transaction often identify forward-looking statements. These forward-looking statements are predicated on the beliefs and assumptions of management based on information known to management as of the date of this presentation and do not purport to speak as of any other date. Forward-looking statements may include descriptions of the expected benefits and costs of the transaction; forecasts of revenue, earnings or other measures of economic performance, including statements of profitability, business segments and subsidiaries; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future or past operations, products or services, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Such statements reflect the view of management as of this date with respect to future events and are subject to risks and uncertainties. Should one or more of these risks materialize or should underlying beliefs or assumptions prove incorrect, actual results could differ materially from those anticipated by the forward-looking statements or historical results.  Factors that could cause or contribute to such differences include, but are not limited to, the possibility that expected benefits may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the transaction may not be timely completed, if at all; that prior to the completion of the transaction or thereafter, Comerica’s and Sterling’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; that required regulatory, shareholder or other approvals are not obtained or other closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ customers to the transaction; diversion of management time on merger-related issues; and those factors referenced in Comerica’s and Sterling’s filings with the Securities and Exchange Commission (“SEC”). Forward-looking statements speak only as of the date they are made. Comerica and Sterling do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. For any forward-looking statements made in this presentation or in any documents, Comerica and Sterling claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

*                 Comerica is filing with the Securities and Exchange Commission this revised transcript in order to correct certain transcription errors included in the original transcript filed on May 9, 2011.

In connection with the proposed merger transaction, Comerica has filed with the SEC a Registration Statement on Form S-4 that includes a Proxy Statement of Sterling and a Prospectus of Comerica, and Sterling mailed the definitive Proxy Statement/Prospectus to its shareholders on or about April 6, 2011. Each of Comerica and Sterling may file other relevant documents concerning the proposed transaction. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about Comerica and Sterling, may be obtained at the SEC’s Internet site (http://www.sec.gov). You may be able to obtain these documents, free of charge, from Comerica at www.comerica.com under the tab “Investor Relations” and then under the heading “SEC Filings” or from Sterling by accessing Sterling’s website at www.banksterling.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

Jon Arfstrom, Analyst, RBC Capital Markets

Okay, thank you everyone. We’re in conversation with Comerica. We have Beth Acton, the Chief Financial Officer here. So thank you for being here today Beth, we also have Darlene Persons in the front row here.

And I think most of you understand Comerica and what the company is all about, that it’s a Dallas-based company with key operations in California, Texas and Michigan. And this is really an opportunity for us to talk strategy with Beth and might get a little bit better perspective on what they are seeing in their markets. And I guess, what I’ll do here first is have Beth maybe discuss the top two or three priorities of the company and also a couple of concerns that you have in terms of your position at the company. And then, we’ll get right into Q&A, so…

Elizabeth S. Acton, Executive Vice President and Chief Financial Officer

Okay, good. Couple of just housekeeping matters before we — I respond to Jon’s questions. One is obviously that we could have forward-looking discussions today. Want to make sure you refer you to the Safe Harbor statement we have in the presentation which is on page two that discusses factors that could cause future results to vary from expectations. The other is we may make reference to non-GAAP measures. Those are also reconciled in the presentation as well as on our website, www.comerica.com. So just those are a couple housekeeping matters.

In terms of priorities for us, certainly the Sterling acquisition, which we announced in January, is something that’s very important for us to complete and integrate fully into Comerica. We hear the shareholders of Sterling yesterday approved the sale to Comerica. So that’s another step in our process. We are still expecting to close the transaction in the second quarter, with integration of systems in the fourth quarter. So we will have Sterling very fully integrated this year. We feel the more we spend time with them the more — even more comfortable we are that it is absolutely the right fit for us, the right strategic move and we think a lot of opportunity in the future. So bringing that acquisition into the fold and working with it to make it the best contributor it can be to Comerica’s results is absolutely an important priority.

The other — another important one is continuing to really leverage off with our customer base and our prospect base with reinforcing how Comerica has come through the downturn. We have come through very well from a capital position, from a performance relative to many of our peers on the credit side of things. The investment portfolio’s not had issues, we’ve run the bank in a very conservative manner. And I think as a result of that, whether it’s our credit ratings or looking at a myriad of our metrics compared to peers, we’ve come through this a lot better than many.

And so for us, it’s now about reinforcing that message as we continue to reinforce with existing customers, but importantly, talking with prospects about that as well, because many customers are always cautious about changing banks during a recession. Now that we’re out of the woods in terms of the recession and into a recovery, that this is something very important, and I think we Comerica can leverage across all of our markets but especially in Texas as growth seems to be accelerating there compared to Michigan and California, are a little, lagging a little behind, but coming back more positively as well. So the development of new business, expansion of existing business, is very important to us.

In terms of challenges, obviously, interest rates being so low creates continuing undervalue, if you will, of the franchise in the sense that the very large non-interest bearing deposit base that we have is worth a lot less in a 25 basis point environment than a higher interest rate environment. So our expectations are we won’t see rates rise this year, but we do have expectations for next year. So when we think about looking into next year and the balance of this year and into next year, rates rising at some point, loan growth starting to feel like an inflection point is coming and the integration of Sterling will all be very positive things as we look into next year. So those are things on my mind.

Jon Arfstrom, Analyst, RBC Capital Markets

Perfect. I’ll just set the stage here, I want to talk about the economy for a second, but first of all, I just want to encourage all of you, if you have questions, please ask them, fire away, we are here for you, I would like nothing more than to not get to any of my 40 questions I have for Beth, even though we’ll probably get through three or four. But just set the stage, you touched on Texas and Michigan and California, but maybe give us a little bit more detail on what you are seeing in the economies?

Elizabeth S. Acton, Executive Vice President and Chief Financial Officer

Okay. In Texas, we  — Texas has outperformed the national average for many years in a row and this year will be no exception. We expect it to be an outperformer relative to the national average and we’re seeing that in loan growth. Our loan growth was up 6% in the quarter, not annualized, 6% for the quarter in Texas. So we are starting to see momentum there and acceleration of the economy there. And I think a lot of people have a sense that the Texas economy is very energy related, actually it’s a very diverse economy from where it used to be 30 years ago when it was much more energy dependent. So it is very diversified in a lot of different lines of business whether it’s manufacturing, whether it’s consumer products, technology, healthcare all of those are important contributor to growth. So we’re pleased about the — being able to capitalize now on the move of our headquarters to Dallas a few years ago and as growth comes back to really leverage that point because being a Texas headquartered bank is important to people based in Texas.

In Michigan, was had positive GDP growth last year for the first time in six years. It is come off of a very low base but it is growing nicely because of the manufacturing and export as well as the auto industry bouncing back. And what is terrific to see is that the auto industry is making money across the supplier base, as well as the manufacturers at a much lower industry level than many years ago when it was 16 million units, it got as low as 9 million units in ‘09, and now we’re expecting about 13 million units. So we’re seeing a nice rebound, not only in auto but — in the manufacturing sector in Michigan and unemployment has come down fairly significantly over the last few months in Michigan. So I think we’re more positive about Michigan than we have been in a while.

And in California, despite the fiscal issues there we see a nice diversity of — again an economy, whether it’s Technology and Life Science seem to be taking hold, we’re seeing more — we’re seeing some loan growth in our technology group. We’re seeing more growth in Northern California than we are in Southern California. And so — the export manufacturing environment is good in California, with particularly Asia export. But I think the government issues in terms of budget issues could hold down the growth there relative to perhaps be equal to or a little less than the national average. So — but it will come back, we are optimistic fundamentally over time in California. And really feel good about all of our markets coming back.  Texas probably of those three will be the one with most growth over the next 12 to 24 months.

Jon Arfstrom, Analyst, RBC Capital Markets

Okay. Good. [inaudible].  Mike?

Questioner

Talking about growth… looking at your commercial loans, your end of period loans for the last quarter versus the fourth quarter [in year-over-year]. As a bank that has a pretty strong franchise there, and in a better market, and has been bigger in Texas than the Midwest, I was surprised that that wasn’t better, especially given some of the C&I loan numbers that we’ve seen from some of your peers, could you talk a little about what happened in C&I in Q1, and why you might show more peer-like growth, or better than peer growth going forward?

Jon Arfstrom, Analyst, RBC Capital Markets

The question, just for the benefit for the webcast was C&I loan growth versus expectations, why it may pick up later in the year, and some of the drivers in Q1?

Elizabeth S. Acton, Executive Vice President and Chief Financial Officer

When you look at our reported numbers in the first quarter, we saw actually some positive signs across a number of our loan categories. We saw loan growth in Middle Market, which was the first time we’ve seen loan growth in Middle Market for a number of quarters. We saw our global bank — corporate banking loans up as well. We saw our Energy loans up. We saw small increases in Technology & Life Science. Texas, which has a number of those businesses I just referenced, was up 6% as I mentioned earlier. So those were all the positive things going on in the quarter related to C&I.

It was the loan growth that I just described was more than offset by two things, one is a decline in Commercial Real Estate, not unexpected, we had been indicating in our outlook that we expected further runoff in Commercial Real Estate. And part of that is because there’s more liquidity now in the market. So we are not a 10 or 15 or 20 year mortgage lender for permanent mortgages. We do construction financing, we may provide a year or two of what is called mini-perm kind of financing. But these are getting refinanced externally for long periods with long-term lenders. So not unexpectedly, we saw Commercial Real Estate decline and importantly another piece that was in commercial on our balance sheet was called Mortgage Banker Finance.

Mortgage Banker Finance is a basically mortgage warehousing business where we’re financing mortgage lenders who are originating mortgages with consumers. We’re not financing the mortgages. We’re financing the mortgage companies who package these up and sell them, either securitizations or to long-term lenders. So it’s a _ we are providing working capital to the mortgage industry. We saw a big decline in that. Those average loans from 1.1 billion in the fourth quarter to 566 million in the first quarter and those are on our balance sheet listed in commercial loans and they are in our specialized industry group and they are categorized in our other markets for geography.

So if you take out the decline in Mortgage Banker Finance, actually our total loans would have been up even including the 324 million run off in Commercial Real Estate. So we’re seeing positive signs. Our pipeline was up in the quarter. Our commitments to commit were up in the quarter. We saw commitments actually grow in Texas and Western. And so it feels like it’s coming, but it’s as we’ve all seen in the industry, it’s coming more slowly in terms of the recovery in C&I. But we are seeing much more positive signs today than we did certainly two quarters ago.

Jon Arfstrom, Analyst, RBC Capital Markets

Any others?  Okay. You don’t have the benefit of having been through all of these panels and conversations, but there’s a lot of emphasis on growing C&I, and obviously that’s been the core competency of Comerica forever, I guess the question is, are you starting to see more intense competition? Is that impacting pricing, and how might we see this play out?

Elizabeth S. Acton, Executive Vice President and Chief Financial Officer

C&I, as Jon mentioned, it’s a core competence for Comerica. We’ve been doing C&I for 160 years and C&I interestingly for banks that haven’t been involved with it, you just suddenly can’t say you’re going to hire a few bankers from another bank and become a big and important C&I lender. It takes a lot more than that. It takes a credit underwriting process that has a discipline to it. It takes the pricing discipline as well. It takes a back office monitoring, because a lot of these are secured structures. It takes a back office monitoring diligence, et cetera. So it’s not just about hiring a few bankers and suddenly you’ve opened a loan production office and you’re off to the races. So it takes time to build a confidence, and to build a reputation that is consistent over many cycles. So that’s first of all.

Second, because generally speaking and not because necessarily banks are moving into C&I, but generally speaking, because loan demand has been weaker than most of us would have expected, there’s more competition. And there’s a lot of capital in the system, a lot of liquidity in the system. So there’s an interest in looking at opportunities. We are seeing more intense pricing, particularly for large corporate credits, as particularly high credit quality credits where the very largest banks may be coming in with much bigger pieces that they’re willing to take. So we’re seeing more of the pricing pressure there. While we are seeing pressure in some of our other sectors, the reality is we’ve had longstanding relationships with a lot of these customers. We’ve been with them through the downturn, we’ve been through many cycles, in some cases, with these customers that we’re develop very trusted relationships and so we’re not going to lose those for a few basis points or 25 basis points or even 50 basis points. But we recognize we have to be competitive and we will, we look at the entire relationship when we do that. But if you look at loan spreads today they’re still significantly wider than they were three years ago, we are not seeing a significant compression at this point.

Jon Arfstrom, Analyst, RBC Capital Markets

Peter?

Questioner

To go back to the prior point, the dynamic on the mortgage, essentially the mortgage warehouse, your guidance for the year I think is low single digit decline of total loans, is it fair to say that that’s pretty conservative given what you’re seeing underneath that dynamic?

Jon Arfstrom, Analyst, RBC Capital Markets

Question was loan growth guidance, including, excluding the mortgage warehouse?

Questioner

Right, well, total loans is, the mortgage; the impact of the mortgage warehouse space and you’re seeing — you know, if you didn’t have that impact would have been positive growth for the quarter and I am just extrapolating, right, I think your guidance is I think low single digit decline in loans, then that would imply that the guidance is pretty conservative unless I’m missing something?

Elizabeth S. Acton, Executive Vice President and Chief Financial Officer

Well, as we all know that the kind of the moving forward, the moving back, the moving forward, moving back with the economy as well as what that means for loan growth. You know, I wouldn’t characterize one way or another what my — what our outlook is. It’s our best judgment around the numbers today. We did highlight in our — that we will have some temporary disruptions related to our dealer floorplan business because of supply disruptions out of Japan. That will be a temporary phenomenon, which will impact over the next few months. So we factor all those things into our thinking and give the best judgment we have around our guidance.

Jon Arfstrom, Analyst, RBC Capital Markets

Okay. Other questions? Okay. The Commercial Real Estate, can you touch a bit on the pace of the run-off and what we might expect as the year progresses. In a way it goes to Peter’s question, but is there a chance that that could accelerate as the year progresses?

Elizabeth S. Acton, Executive Vice President and Chief Financial Officer

Commercial Real Estate last year was more than $1 billion decline, we saw 300 million — $324 million decline in the first quarter. It is our expectation that that pace will diminish but we’re also seeing liquidity free up more in that market place. So that’s the harder thing to make a judgment about. These are not necessarily credits that we’re working out of the system for credit quality reasons. These are now getting, going to the end mortgage game out of a construction pot. So that part of it is more difficult to predict the pace at which that liquidity will continue to free up, but it would be our expectation we would not see as much decline this year as last year.

Questioner

Why aren’t you [inaudible] you’re writing some of this I would assume as mini-perm to the term. You’re keeping some of it, right?

Elizabeth S. Acton, Executive Vice President and Chief Financial Officer

Well, we fundamentally past a year or two past construction are not a financer of, that’s not what we do. Those are long-term fixed rate mortgage business, we have historically not done that and would not be doing that going forward. But because of the way things have been, we have been doing more obviously of the kind of the one or two year kind of period after construction is complete, construction risk is finished, and then it’s about really providing financing ongoing until the long-term takeout, fixed rate takeout comes.

Jon Arfstrom, Analyst, RBC Capital Markets

Any others? Just, I want to touch a bit on Sterling.  Believe it or not, I was around covering Michigan banks when the Imperial deal happened, so I waited for quite a while and you guys did it again but you’ve heard all the feedback on price, but what might have we missed in terms of appreciating that transaction and what it does for Comerica?

Elizabeth S. Acton, Executive Vice President and Chief Financial Officer

When we — And to Jon’s point, we have not made an acquisition in 10 years. So it’s not like we are an acquisitive bank that we just are buying, and including FDIC transactions while we looked at the possibilities there it fundamentally, we are focused on finding franchises that are consistent with our relationship focus, building enduring relationships, that’s what it’s all about and connecting not just the lending relationship, but deposits and private banking related things, employees — banking employees at work, all of those things, so building those longstanding enduring relationships, deep relationships, and deepening those relationships. So we are looking for locations, where we want to be. So Houston was attractive to us in terms of filling it out. When you look at Sterling’s deposit base, three quarters of their deposits are in Houston, in our Comerica’s Texas franchise, two-thirds of our deposits are in Dallas. So this is a very nice blend, it moves us up from 10th to 6th in terms of market — deposit market share in Texas. We, when we look at — so location is very important. The focus on relationship development is very important, because then we can bring to whatever smaller institutional all of the risk management that we have that we’ve I think demonstrated through this downturn have been able to do very effectively.

So when we looked at Sterling, Sterling had been a bank that we had known for a number of years and so when it became available it was obviously very — we were very focused on the opportunity, because we don’t believe, certainly of banks that size, there are only five other publicly traded banks in Texas that are the size or larger than Sterling. And some of those are in places we don’t necessarily want to be, locations, we tend to be in large urban markets, of the major cities in Texas.

So when Sterling became available, it fit many of our parameters because we’ve known for them for a while, their relationship focus, a very good deposit base, and good locations within Houston, but also into San Antonio, which we are not in today. So it really became an opportunity that may not come for a long, long time. It allows us to accelerate our growth in a state that is going to have —it has had and going to have above average growth rates than the national economy. And with our headquarters move a number of years ago, and now coming into the recovery that we can really leverage off of all of that to bring home the bacon for the shareholders, for us. And so we’re very optimistic, the more time we’ve spent with Sterling, their people and understanding their business we are even more confident today about that it was the right move than even when we made the announcement in January.

So we will —when we close the transaction, which is expected in the second quarter, we will be updating investors at the time of our July earnings call on the financial metrics related to it. But we are continuing to be very pleased with what we see and while it will take us some time to develop all the revenue synergies which were not included in the financials that we discussed in January, we believe there are. When you think about we have many more products to offer to Sterling’s existing customer base than Sterling has and so there is a lot of excitement within the Sterling revenue producers on the things that Comerica can bring to bear and we haven’t factored that into the, if you will, the math that relates to the transaction.

Jon Arfstrom, Analyst, RBC Capital Markets

Okay. Just got a few minutes left, changes in Reg Q, you’re obviously awash in deposits at this point and I know the Sterling franchise is a large component of non-interest bearing deposits. Do you view this as a threat or is it something that the industry will approach rationally?

Elizabeth S. Acton, Executive Vice President and Chief Financial Officer

Today in our non-interest bearing funds obviously there are a number of customers that we provide value to for those balances, not in the form of explicit interest...

Jon Arfstrom, Analyst, RBC Capital Markets

Right

Elizabeth S. Acton, Executive Vice President and Chief Financial Officer

but in the form of what we call an earnings credit allowance. So first of all we’re already providing value to some of our customer base for those deposits in lieu of paying service charges. So I think in this rate environment that the introduction of the possibility of paying interest on demand deposits, I think in this environment and also assuming there’s not a big shift in terms of broadening the base on which we give earnings credit to, that we’re not particularly concerned.  As rates rise it gets to be more of a challenge, but we also see it as an opportunity, one, because in the past when rates, particularly as rates rose, deposits tended to go off balance sheet either in through the brokerage subsidiaries that banks have or into money market mutual funds. I think this will be an opportunity in fact to keep in the banking system deposits that might have gone elsewhere. And the other is to the extent assets grow and we need continue to have obviously growth in deposits, that frankly this would be a cheaper source to pay interest on deposits as opposed to the wholesale funding alternative. So I think there are pluses and minuses to it and we’re carefully —  will be carefully monitoring what our competitors are doing. At this juncture we don’t see a fundamental shift in how we think about our product offering to customers but we’ll monitor that very closely. So there is some risk but also we see some opportunities.

Jon Arfstrom, Analyst, RBC Capital Markets

Okay. Mike?

Questioner

Over the last couple months [there have been mixed] economic signals or indicators.  Have you noticed any change in the behaviors or sentiment amongst your customer base from kind of March until now - [any areas]?

Jon Arfstrom, Analyst, RBC Capital Markets

The question was more near-term changes in economic indicators and impact on customers?

Elizabeth S. Acton, Executive Vice President and Chief Financial Officer

I would say as we began the year they were pretty optimistic and I would say with all a lot of the disruptions we’ve had over the last few weeks, all the pluses and minuses, right, in the last few weeks, that I think there is still a cautiousness in how corporate America is managing itself, look at how much liquidity it has and not redeploying it. So I think there will continue to be, and so I don’t think it’s a big change, it’s frankly a change in this economic recovery, which has been weaker than past recessions and the fact that it was the financial crisis that really got us into some of this, I think there’s a conservative bias of customers. I think there will continue to be for a while.

Jon Arfstrom, Analyst, RBC Capital Market

Okay. Just in the interest of time that’s all the time we have I guess, Beth —but next year, we can talk about funding. You’re awash in deposits today and rates will be up a 100 basis points and we’ll be talking about that challenge.

Elizabeth S. Acton, Executive Vice President and Chief Financial Officer

Well, we’ll be happy about rates being up a 100 basis points.

Jon Arfstrom, Analyst, RBC Capital Market

Yes. So thank you for your time. Join me in a round of applause for Beth. Thank you.